FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2009

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s press release below furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; the impact of the global economic downturn on the Group’s business; pulp and paper production, production capacity, input costs including raw materials, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Limited Fine Paper Europe

Press Release

22 October 2009

Sappi Finland I Oy begins consultations at Kangas mill in response to market conditions and lower demand in coated magazine paper

In response to the reduction in European consumption of coated magazine paper arising from the global recession it is apparent that the industry is experiencing overcapacity. Sappi has taken a substantial amount of commercial downtime since the beginning of the year in response to a reduction in demand. Sappi Finland I Oy has today announced that it will enter into a consultation process with its Kangas mill employee representatives. The aim of this process is to identify the best way of improving company profitability, which may include a full closure of Kangas mill. The continued level of downtime is no longer considered viable and it is therefore necessary to review production capacity. Possible redundancies would be implemented by the end of the year 2009.

The Sappi Finland I Oy’s, Kangas site employs around 150 employees. Sappi employs around 800 people in Finland.

In the event that the Kangas mill ceases production the Galerie Silk range would be supplied to customers from the Sappi Lanaken mill in Belgium. Sappi would also launch a complementary grade, Galerie Fine Silk, from Sappi Finland I Oy’s, Kirkniemi mill thereby widening the customer offer of its coated magazine paper range while ensuring that there is no supply interruption.

Kangas mill, has the capacity to produce 210,000 tonnes of coated magazine paper annually. The consultation does not concern Sappi Finland I Oy’s Kirkniemi mill and its Sales Office.

END
Issued by:

Brunswick South Africa on behalf of Sappi Limited
Tel + 27 11 502 7300
Fax + 27 11 268 5747

For further information contact:

Anders Ek Mill Director Sappi Finland I Oy Kangas Mill Tel +358 1046 45261 Mobile +358 50 307 1103 Email: anders.ek@sappi.com	Martti Savelainen Mill Director Sappi Finland I Oy Kirkniemi Mill Tel + +358 10 464 2475 Mobile +358 505 987 621 Email: martti.savelainen@sappi.com

Claudia Hammerich Manager Corporate Communications Sappi Fine Paper Europe Tel: +32 2 676 97 84 Mobile: +32 472 61 89 66 claudia.hammerich@sappi.com	André F Oberholzer Group Head Corporate Affairs Sappi Limited Tel: +27 11 407 8044 Mobile: +27 83 235 2973 andre.oberholzer@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 22, 2009

SAPPI LIMITED,
by	/s/ L. Newman
Name: L. Newman Title: Group Financial Controller